OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

June 5, 2013

Via EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 20, 2013

Response letter dated May 13, 2013

File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 22, 2013 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) filed February 20, 2013, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Liquidity, Capital Resources and Other Related Matters, page 31

Tax Net Operating Losses, page 33

1.	We note your response to comment four from our letter dated April 30, 2013. You indicate that in order to fully realize your deferred tax asset of $1.3 billion (net of valuation allowances) as of December 31, 2012, you would need to generate federal pre-tax income of $2.7 billion, state pre-tax income of $3.5 billion and foreign pre-tax income of $807 million. Please address the following:

•	Show us how you will revise your future filings to provide enhanced disclosures describing the anticipated future trends included in your projections of future taxable income;

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

June 5, 2013

•	Tell us and show us how you will revise your future filing disclosures to clarify how many years you believe it would take you to achieve these levels of projected future taxable income;

•	Show us how you will revise your future filings to separately present the amounts and expiration dates of operating loss and tax credit carryforwards by jurisdiction and by year; and

•	Show us how you will revise your future filings to separately quantify the amount of federal, state, and foreign deferred tax assets as of December 31, 2012.

Response:

Each point or collective points is restated below for ease of reference, followed by the Company’s response and proposed disclosure revisions.

•	Show us how you will revise your future filings to provide enhanced disclosures describing the anticipated future trends included in your projections of future taxable income.

Within our MD&A section, Liquidity, Capital Resources and Other Related Matters, Tax Net Operating Losses, page 33, and in consideration of your comment above, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

Tax Net Operating Losses

“Upon emergence and subsequent distribution of contingent stock and cash in January 2007, we generated a significant United States federal tax net operating loss of approximately $3.0 billion. As of December 31, 2012, our federal tax net operating losses remaining were $2.3 billion. Our net operating losses are subject to the limitations imposed under section 382 of the Internal Revenue Code. These limits are triggered when a change in control occurs, and are computed based upon several variable factors including the share price of the Company’s common stock on the date of the change in control. A change in control is generally defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three year period. Our initial three year period for measuring an ownership change started at October 31, 2006.

In addition to the United States net operating losses described above, we have net operating losses in various state and foreign jurisdictions which totaled $3.3 billion and $807 million as of December 31, 2012, respectively. The evaluation of the amount of net operating losses expected to be realized necessarily involves forecasting the amount of taxable income that will be generated in future years. In assessing the realizability of our deferred tax assets, we have not relied on any material future tax planning strategies. We have forecasted future results using estimates management believes to be reasonable, which are based on independent evidence such as expected trends resulting from certain leading economic indicators such as global industrial production and new U.S. residential housing starts. In order to fully utilize our net operating losses, we estimate that the Company will need to generate future federal, state and foreign earnings before taxes of approximately $2.7 billion, $3.5 billion and

Mr. Rufus Decker

Accounting Branch Chief

June 5, 2013

$807 million, respectively. Management believes the Company will generate sufficient future taxable income within the statutory limitations in order to fully realize the carrying value of its U.S. federal net operating losses. As of December 31, 2012, a valuation allowance was established for certain state and foreign jurisdictions’ net operating loss carryforwards.

The realization of deferred income tax assets is dependent on future events. Actual results inevitably will vary from management’s forecasts. Should we determine that it is likely that our deferred income tax assets are not realizable, we would be required to reduce our deferred tax assets reflected on our Consolidated Financial Statements to the net realizable amount by establishing an accounting valuation allowance and recording a corresponding charge to current earnings. Such adjustments could be material to the financial statements. To date, we have recorded valuation allowances against certain of these deferred tax assets totaling $228 million as of December 31, 2012.”

•	Tell us and show us how you will revise your future filing disclosures to clarify how many years you believe it would take you to achieve these levels of projected future taxable income.

Per our Income tax footnote, the Company had federal, state and foreign net operating loss carryforwards of $2.3 billion, $3.3 billion and $807 million, respectively. The majority of the federal losses resulted from the Company’s emergence from bankruptcy in 2006 and do not begin to expire until 2026. In order to fully utilize these operating loss and tax credit carryforwards, the Company will need to generate federal, state, and foreign earnings before taxes of approximately $2.7 billion, $3.5 billion, and $807 million, respectively. In 2012, excluding the non operational items shown below, we generated earnings before taxes of $170 million.

Amounts (millions)
Reported earnings before taxes	$(40)
Loss on extinguishment of debt	74
Severance losses related to cost reduction actions (Note 14)	51
Other losses related to cost reduction actions (Note 14)	85

Earnings before taxes excluding non operational items	$170

To fully utilize the federal net operating loss carryforwards before they begin to expire (14 years), the Company would have to generate average annual earnings before taxes of approximately $190 million ($2.7 billion over 14 years). With expected growth in certain leading economic indicators such as global industrial production and new U.S. residential housing starts, we have forecasted approximately $100 million of growth in our earnings before taxes for 2013. Based on average earnings before taxes of approximately $264 million over 2011, 2012 (excluding non operational items shown above), and forecasted 2013, we expect to realize these carryforwards prior to their expiration.

Mr. Rufus Decker

Accounting Branch Chief

June 5, 2013

We believe that the disclosure revisions we are proposing in response to your first, third and fourth bullets will provide the users of our financial statements with sufficient information to better understand the period of time it will take to achieve the levels of profitability necessary to fully utilize these net operating losses (specifically, the new table that provides more details regarding the expiration of our operating loss and tax credit carryforwards).

•	Show us how you will revise your future filings to separately present the amounts and expiration dates of operating loss and tax credit carryforwards by jurisdiction and by year; and

•	Show us how you will revise your future filings to separately quantify the amount of federal, state, and foreign deferred tax assets as of December 31, 2012.

Within our Income Tax footnote, in consideration of your comments related to presenting additional details of our operating loss carry forwards and deferred tax assets, we propose to revise our future filings as follows (the entire footnote is shown below and changes from our current disclosure are shown in bold):

24. INCOME TAXES

	Twelve Months Ended
	Dec. 31,
	2012	2011	2010
Earnings before taxes:
United States	$31	$202	$2
Foreign	(71)	151	94

Total	$(40)	$353	$96

Income tax expense (benefit):
Current
United States	$1	$(14)	$49
State and local	(2)	2	—
Foreign	20	28	27

Total current	19	16	76

Deferred
United States	(22)	61	(881)
State and local	2	7	(55)
Foreign	(27)	(10)	20

Total deferred	(47)	58	(916)

Total income tax expense (benefit)	$(28)	$74	$(840)

Mr. Rufus Decker

Accounting Branch Chief

June 5, 2013

The reconciliation between the United States federal statutory rate and the Company’s effective income tax rate from continuing operations is:

	Twelve Months Ended
	Dec. 31,
	2012	2011	2010
United States federal statutory rate	(35)%	35%	35%
State and local income taxes, net of federal tax benefit	(5)	2	2
Foreign tax rate differential	(60)	(10)	(30)
US tax expense/benefit on foreign earnings/loss	(62)	(1)	(2)
Valuation allowance	127	2	(944)
Uncertain tax positions and settlements	(2)	(3)	53
Goodwill	—	—	11
Other, net	(33)	(4)	—

Effective tax rate	(70)%	21%	(875)%

As of December 31, 2012, the Company has not recorded a deferred tax liability of approximately $235 million for withholding or United States federal income taxes on approximately $1.210 billion of accumulated undistributed earnings of its foreign subsidiaries and affiliates as they are considered by management to be permanently reinvested.

The cumulative temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows (in millions):

	2012		2011
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Other employee benefits	$160	$—	$166	$—
Pension plans	161	—	136	—
Operating loss and tax credit carryforwards	1,122	—	1,075	—
Depreciation	—	332	—	376
Amortization	—	373	—	380
State and local taxes	5	—	4	—
Other	131	—	120	—

Subtotal	1,579	705	1,501	756
Valuation allowances	(228)	—	(187)	—

Total deferred taxes	$1,351	$705	$1,314	$756

The Company had current deferred tax assets of $80 million and $71 million which are included in other current assets in the Consolidated Balance Sheets as of December 31, 2012 and 2011, respectively.

Mr. Rufus Decker

Accounting Branch Chief

June 5, 2013

The following table summarizes the amount and expiration dates of our deferred tax assets related to operating loss and tax credit carryforwards at December 31, 2012 (in millions):

	Expiration Dates	Amounts
US federal loss carryforwards	2026 – 2032	$773
US state loss carryforwards	2013 – 2032	90
Foreign loss and tax credit carryforwards	Indefinite	88
Foreign loss and tax credit carryforwards	2013 – 2032	129
US alternative minimum tax credit	Indefinite	31
Other US federal and state tax credits	2028 – 2032	11

Total operating loss and tax credit carryforwards		$1,122

At December 31, 2012, the Company had federal, state and foreign net operating loss carryforwards of $2.3 billion, $3.3 billion and $807 million, respectively. In order to fully utilize our operating loss and tax credit carryforwards, the Company will need to generate federal, state, and foreign earnings before taxes of approximately $2.7 billion, $3.5 billion, and $807 million, respectively. Certain of these loss carryforwards are subject to limitation as a result of the changes of control that resulted from the Company’s emergence from bankruptcy in 2006 and the acquisition of certain foreign entities in 2007. However, the Company believes that these limitations on its loss carryforwards will not result in a forfeiture of any of the carryforwards.

Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured under enacted tax laws and regulations, as well as NOLs, tax credit and other carryforwards. A valuation allowance will be recorded to reduce deferred tax assets if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. To the extent the reversal of deferred tax liabilities is relied upon in our assessment of the realizability of deferred tax assets, they will reverse in the same period and jurisdiction as the temporary differences giving rise to the deferred tax assets. As of December 31, 2012, the Company had federal, state, and foreign net deferred tax assets before valuation allowances of $577 million, $71 million, and $226 million, respectively.

The valuation allowance of $228 million as of December 31, 2012 related to tax assets of $14 million and $214 million for certain state and foreign jurisdictions, respectively. The valuation allowance of $187 million as of December 31, 2011 related to tax assets of $2 million, $16 million and $169 million for US federal credit carryforwards, certain state and foreign jurisdictions, respectively.

The Company, or one of its subsidiaries, files income tax returns in the United States and other foreign jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2008 or state and foreign examinations for years before 2001. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that the gross unrecognized tax benefits balance may change within the next 12 months by a range of zero to $65 million.

Mr. Rufus Decker

Accounting Branch Chief

June 5, 2013

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	Twelve Months Ended
	Dec. 31,
	2012	2011	2010
Balance at beginning of period	$170	$210	$167
Tax positions related to the current year
Gross additions	12	8	64
Gross reductions	—	—	(18)
Tax positions related to prior years
Gross additions	7	6	88
Gross reductions	(14)	(46)	(64)
Settlements	(13)	(7)	(24)
Lapses on statutes of limitations	(1)	(1)	(3)

Balance at end of period	$161	$170	$210

The Company classifies all interest and penalties as income tax expense. As of December 31, 2012, 2011 and 2010, the Company recognized $10 million, $13 million and $20 million respectively, in liabilities for tax related interest and penalties on its Consolidated Balance Sheets and $(3) million, $(15) million and $0 million, respectively, of interest and penalty expense on its Consolidated Statements of Earnings (Loss). If these unrecognized tax benefits were to be recognized as of December 31, 2012, the Company’s income tax expense would decrease by about $133 million.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

Accounting Branch Chief

June 5, 2013

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/ Kelly Schmidt

Kelly Schmidt
Vice President and Controller